October 9, 2013	News Release 13–18

SILVER STANDARD PROVIDES Q3 2013 OPERATIONAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (the “Company”) provides its third quarter 2013 operational update for the Pirquitas Mine in Jujuy, Argentina.
Third Quarter 2013 Operating Highlights:

▪	Delivered consistent silver production and sales: Produced and sold 2.0 million ounces of silver.

▪	Produced record 7.8 million pounds of zinc: Third quarter zinc production represented a 40% quarter-on-quarter improvement due to higher zinc grades and plant recoveries.

▪	Focused on operating performance: Managed operating variation from blended ore mix to achieve stable silver recoveries and mill throughput of 4,283 tonnes per day, on average, 7% above nominal design.

“Pirquitas continues to advance through the pit phase transition and the production result for this quarter was achieved notwithstanding ore blend variety presented to the plant,” said John Smith, President and CEO. “At this point in the economic cycle, reducing costs and driving margin is the priority at Pirquitas. Therefore, achieving this production result, given the cost priority, underlines the determination to drive performance at the Mine.”

Summary of Mine Operating Statistics

		Q3 2013	Q2 2013	% Change
Total material mined	Kt	4,465	4,471	(0.10)%
Ore milled	Kt	394	365	7.9%
Silver mill feed grade	g/t	215	216	(0.50)%
Zinc mill feed grade	%	1.91	1.53	24.8%
Silver recovery	%	74.6	74.8	(0.30)%
Zinc recovery (zinc concentrate)%		47	46	2.2%
Silver produced	‘000 oz	2,028	1,890	7.3%
Zinc produced (zinc concentrate)	‘000 lbs	7,818	5,589	39.9%
Silver sold	‘000 oz	1,969	2,207	(10.80)%
Zinc sold (zinc concentrate)	‘000 lbs	4,952	2,217	123.4%
Note: Percent changes are calculated using the rounded numbers presented above.

Mine Operations

The Pirquitas Mine produced 2.0 million ounces of silver during the third quarter of 2013, higher than the 1.9 million ounces produced in the second quarter of 2013. The increase in silver production reflects planned higher tonnage through the mill. In the first three quarters of 2013, the Mine produced 5.9 million ounces of silver. During the third quarter, the Company sold 2.0 million ounces of silver, in line with production.

The Mine also produced 7.8 million pounds of zinc in zinc concentrate in the third quarter, a 40% quarter-on-quarter improvement and the highest quarterly zinc production result in the history of the Mine to date. This record zinc production reflects higher zinc grades, as the Company mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Approximately 394,000 tonnes of ore were milled during the third quarter of 2013, compared to 365,000 tonnes in the second quarter of 2013. Ore was milled at an average rate of 4,283 tonnes per day, 7% above the mill’s nominal design. This compares to an average milling rate of 4,009 tonnes per day in the second quarter. Ore milled contained an average silver grade of 215 g/t, compared to 216 g/t reported in the second quarter. The average recovery rate for silver decreased marginally to 74.6% from 74.8% in the previous quarter, mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of sulphide ore in the mill feed is expected to increase.

Third Quarter Earnings Release

The Company plans to issue its third quarter earnings release on Tuesday, November 5, 2013 after markets close.

Qualified Person
The scientific and technical data contained in this news release has been reviewed and approved by the following Qualified Person (“QP”) under National Instrument 43-101, who consents to having his name included in this news release.

▪
Andrew W. Sharp, BEng., FAusIMM: Mr. Andrew W. Sharp, who has been employed by the Company as Vice President, Technical Services since September 2011, is the QP responsible for the technical content of this news release.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to the higher grade material expected to be processed during Phase 2 of the San Miguel open pit. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: uncertainty of production and cost estimates for the Pirquitas Mine; future development risks, including start-up delays and operational issues; lack of suitable infrastructure or damage to existing infrastructure; increased costs and restrictions on operations due to regulatory compliance, including in relation to environmental laws and regulations; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; operational safety and security risks; and political, financial, social, legal or economic developments or changes in Argentina. See our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other risks and uncertainties that may affect our forward-looking statements.

Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our various exploration and development activities; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain adequate financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas Mine. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.